Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.6MM 151.6MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: October 4, 2004	No. 34/04

IAMGOLD ANNOUNCES A 4.9 MILLION OUNCE INCREASE IN
RESERVES AT THE TARKWA MINE, GHANA

Toronto, Ontario, October 4, 2004 - IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX: IMG, AMEX: IAG) is pleased to announce expanded gold reserves and resources at the Tarkwa-Damang gold mine complex in Ghana in which the Company has an 18.9% ownership interest. Gold Fields Limited and the Government of Ghana hold a 71.1% interest and a 10% interest, respectively in both the Tarkwa and Damang mines.

Joe Conway, President and CEO of IAMGOLD commented on the expanded gold reserves and resources, stating: "During the 12 month period to June 2004, assuming a US$350 per ounce gold price, a total of 4.9 million ounces of proven and probable gold reserves were added at the Tarkwa mine, Ghana of which 926,000 ounces or the equivalent of a 50% increase in reserves were added to IAMGOLD’s account. When one takes into account the value the equity markets attribute to a company’s ounces of proven and probable reserves, this increase in reserves translates into a significant increase in the value of IAMGOLD and what will soon become Gold Fields International. We are very excited to see such significant increases in reserves and resources at Tarkwa. The operation continues to illustrate its potential to support a further expanded production scenario or extension to the mine life."

Discussion on Reserves

The increase in proved and probable reserves from June 30, 2003 to June 30, 2004 at Tarkwa (assuming a gold price of US$350 per ounce and net of 550,000 ounces of production during the period), totaled 4.9 million ounces of which 926,000 ounces are to IAMGOLD’s account. At Damang proved and probable reserves decreased by 57,000 ounces during this same period (assuming a similar gold price and net of 308,000 ounces of production during the period), of which 11,000 ounces were to IAMGOLD’s account. Table 1 illustrates proved and probable reserves for both Tarkwa and Damang at June 30, 2003 at a US$325 per ounce gold price and at June 30, 2004 at a US$350 per ounce gold price.

Table 1

Proved and Probable Reserves - Tarkwa and Damang Mines

	June 2004(1)				June 2003(2)

			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share

	(millions)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
Tarkwa(3)
Proved(4)	203.9	1.3	8,678	1,640	171.0	1.4	7,432	1,405
Probable	147.7	1.3	6,052	1,144	61.0	1.2	2,396	453

Total	351.6	1.3	14,730	2,784	232.0	1.3	9,828	1,858
Damang(5)
Proved(6)	11.7	1.3	483	91	14.2	1.5	676	128
Probable(7)	8.5	1.4	379	72	3.1	2.5	244	46

Total	20.2	1.3	862	163	17.3	1.7	919	174

Notes:

(1)
Based on a gold price of US$350 per ounce and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. No material differences arise in the estimate if the CIM classification system is used.

(2)
Based on a gold price of US$325 per ounce and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. No material differences arise in the estimate if the CIM classification system is used.

(3)	Based on a 0.35 g/t cut-off for heap leach material and a 0.62 g/t cut-off for mill feed material, 66% recovery for heap leach ore and 95% recovery for ore processed through the mill.

(4)	Includes 4.1 million tonnes of low-grade stockpile in 2004 and 5.2 million tonnes for 2003.

(5)	Based on a 1.1 g/t cut-off for fresh material and a 0.4 g/t cut-off for oxide material, 88.6% recovery for fresh ore and 94.5% recovery for oxide ore.

(6)	Includes 9.1 million tonnes grading 1.4 g/t gold in stockpiles in both 2004 and 2003.

(7)	Includes 0.1 million tonnes of ‘Other’ material grading 1.7 g/t gold

Table 2 illustrates the change in reserves primarily as a result of the depletion due to production plus contributions due to economic factors (change in the gold price and operating costs), reserve model changes and the inclusion of additional material during the 12 month period to June 30, 2004.

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Table 2

Reconciliation of Proved and Probable Reserves - Tarkwa and Damang Mines

Contained Gold	Tarkwa		Damang
	100%	IMG Share	100%	IMG Share

	(000’s oz)	(000’s oz)	(000’s oz)	(000’s oz)
Reserve at June 30/03 (at US$325 per ounce)	9,828	1,857	919	174
Mined from reserves (June/03 - June/04)	-707	-134	-187	-35
Additions/subtractions due to:
- Economic factors (cut off / costs)	1,544	292	N/A	N/A
- Valuation	N/A	N/A	-141	-27
- Model changes and inclusions(1)	3,999	756	270	51
- Technical factors(2)	66	12	N/A	N/A
Reserves at June 30/04 (at US$350 per ounce)	14,730	2,784	862	163

Notes:

(1)	Reinterpretation based on additional information and/or inclusion of additional material

(2)	Different pit design and/or scheduling losses

At current gold prices, there is potential to further expand reserves, mine life and annual production at Tarkwa. If reserves at Tarkwa were calculated at a US$400 per ounce gold price versus US$350 per ounce, the total reserve figure would increase by 2.6 million ounces of gold (500,661 ounces of gold to IAMGOLD’s account) to 17.4 million ounces of gold as at June 30, 2004.

Discussion on Resources

At Tarkwa, measured and indicated resources (which include reserves) to IAMGOLD’s account declined by 116,000 ounces from June 30, 2003 to June 30, 2004. At the Damang mine, measured and indicated resources (which include reserves) to IAMGOLD’s account increased by about 35,000 ounces. Resources were determined on the basis of a US$400 per ounce gold price in the 2003 and 2004 periods. Table 3 illustrates measured, indicated and inferred resources for the Tarkwa and Damang gold mines as of June 30, 2004 compared to June 30, 2003.

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Table 3

Measured, Indicated and Inferred Resources - Tarkwa and Damang Mines(1)

	June 2004				June 2003

			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share

	(millions)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
Tarkwa(2)
Measured(3)	204.8	1.5	9,728	1,839	198.9	1.4	8,975	1,696
Indicated	187.3	1.4	8,207	1,551	222.6	1.3	9,575	1,809

Total M & I	392.1	1.4	17,935	3,390	421.5	1.3	18,550	3,506
Inferred	19.5	3.5	2,225	421	50.4	2.3	3,759	710
Damang(4)
Measured(3)	15.5	1.4	709	134	17.2	1.5	853	161
Indicated	15.8	1.6	817	154	7.7	2.0	488	92

Total M & I	31.3	1.5	1,526	288	24.9	1.7	1,341	253
Inferred	3.8	2.5	303	57	2.9	1.9	175	33

Notes:

(1)
Measured and indicated resources include proved and probable reserves. Mineral resources are at a gold price of US$400 per ounce and have been estimated in accordance with the South African Code for the reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and have been reconciled to, and conform to, the JORC Code. No material differences arise in the estimate of mineral resources if the CIM classification system is used.

(2)	Based on a 0.31 g/t cut-off grade for heap leach material, a 0.54 g/t cut-off grade for mill feed material and a 2.7 to 3.7 g/t cut-off grade for underground material.

(3)	Measured resources include low-grade surface stockpiles.

(4)	Based on a 1.1 g/t cut-off grade for fresh material and a 0.4 g/t cut-off grade for oxide material.

Tarkwa Expansion Project

On May 8, 2003 IAMGOLD announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 million tonne per annum (Mtpa) mill and leach plant at a cost of US$85 million and the purchase of a new mining fleet and auxiliary equipment at a cost of US$74 million relating to the conversion from contractor to owner-operator mining. The capital investment commenced in June 2003 and was expected to continue until December 2004, with the goal of converting to owner mining commencing in June 2004 and having the mill commissioned by early 2005. Due to the dedicated efforts of the construction team the mill is now expected to be commissioned by the end of this year.

The expansion is forecasted to increase annual ore throughput to 19 Mtpa and increase gold production from the current 525,000 ounces per annum to a peak of over 700,000 ounces per annum. Average cash costs at Tarkwa for the five-year period to 2008 are forecast at US$205 per ounce. Average life of mine production and cash costs are estimated to average 615,000 ounces per annum and US$215 per ounce, respectively (refer to technical report, A Technical Report of the Tarkwa Gold Mine, Ghana, May 2003 filed by IAMGOLD on May 23, 2003 on the SEDAR web site at: www.sedar.com wherein estimated future production rates and operating costs are detailed).

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Qualified Person / Quality Control Notes

The Competent Person responsible for the generation of the mineral resource and reserve statements is Gary Chapman, Manager Mine Planning and Resource Management, Tarkwa and Damang mines. Mr. Chapman has a B.Sc. (Hons) Geology from the University of Natal, is a professional natural scientist of the South Council for Natural Scientific Professions (SACNASP) and has worked as a geologist for 28 years. As a result of his education, affiliation with a professional association and past relevant work experience, Mr. Chapman fulfills the requirements to be a "Qualified Person" for the purposes of NI 43-101. Mr. Chapman authored a report, A Technical Report of the Tarkwa Gold Mine, Ghana, May 2003 wherein numerous quality control procedures regarding the calculation of reserves and resources at Tarkwa and Damang were described. A copy of this report was filed by IAMGOLD on May 23, 2003 and is available on the SEDAR web site at: www.sedar.com.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact:

Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s e-mail press release list please contact us at info@iamgold.com.
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